Exhibit (a)(1)(iv)

Offer to Purchase for Cash

Common Stock

of

FROZEN FOOD EXPRESS INDUSTRIES, INC.

at

$2.10 Net Per Share

by

DUFF BROTHERS CAPITAL CORPORATION

Owned by: the Thomas Milton Duff Amended and Restated Trust Agreement and

the James Ernest Duff Amended and Restated Trust Agreement

and controlled by Thomas Milton Duff and James Ernest Duff

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON

FRIDAY, AUGUST 16, 2013 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED.

July 22, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Duff Brothers Capital Corporation, a Texas corporation (“Purchaser”), to act as information agent in connection with Purchaser’s offer to purchase all of the shares of common stock (including FFE restricted shares subject to vesting conditions [“FFE Restricted Shares”]) not already owned by Purchaser’s control persons, $1.50 par value per share (the “Shares”), of Food Express Industries, Inc., a Texas corporation (“FFE”) that are issued and outstanding, at a price of $2.10 per Share, net to the sellers in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated July 22, 2013 (the “Disclosure Document”), and the related letter of transmittal (the “Letter of Transmittal” and, together with the Disclosure Document, the “Offer”), enclosed herewith.  Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.              The Disclosure Document;

2.              The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Substitute Form W-9;

3.              Guidelines For Certification of Taxpayer Identification Number On Substitute Form W-9;

4.              A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Registrar and Transfer Company (the “Depositary”) by the Expiration Time or if the procedure for book-entry transfer cannot be completed by the Expiration Time (the “Notice of Guaranteed Delivery”);

5.              A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

6.              FFE’s Solicitation/Recommendation Statement on Schedule 14D-9; and

7.              A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible.  Please note that the Offer and withdrawal rights will expire at midnight, Eastern time, on Friday, August 16, 2013, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 2013 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Purchaser, Duff Brother Subsidiary, Inc. (“Merger Sub”), and FFE, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth therein, Merger Sub will merge with and into FFE (the “Merger”), with FFE continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Purchaser.  At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any shareholders who properly demand appraisal in connection with the Merger and shares then owned by Purchaser, Merger Sub, FFE or any of their affiliates) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

After careful consideration, the FFE Board has unanimously (1) determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of FFE and its shareholders, (2) approved the Merger Agreement and all of the transactions contemplated by the Merger Agreement, and (3) determined to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, vote in favor of the approval of the Merger Agreement.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Disclosure Document) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the  Disclosure Document and the Letter of Transmittal.  You may gain some additional time by making use of the Notice of Guaranteed Delivery.

Except as set forth in the Disclosure Document, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer.  Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.  Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, Eagle Rock Proxy Advisors, LLC (the “Information Agent”) at the addresses and telephone numbers set below.

Very truly yours,

Eagle Rock Proxy Advisors, LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU (OR ANY PERSON) THE AGENT OF PURCHASER, MERGER SUB, FFE, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES.  NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL AUTHORIZE YOU (OR ANY OTHER PERSON) TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE DISCLOSURE DOCUMENT OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

12 Commerce Drive

Cranford, NJ  07016

Call Toll-Free:  (855) 706-2384